Exhibit (a)(1)(ii)

BLACKSTONE REAL ESTATE INCOME FUND II

1 Heritage Drive

Mail Code: OHD0100

North Quincy, MA 02171

Offer to Repurchase Up to 15

Advisor Class I Common Shares

and

Offer to Repurchase Up to 80,921

Institutional Class II Common Shares

Dated June 26, 2018

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on July 25, 2018,

Unless the Offer is Extended

To the Shareholders of Blackstone Real Estate Income Fund II:

Subject to the terms and conditions set forth in this offer to repurchase (“Offer to Repurchase”) and the related Letter of Transmittal (which together with the Offer to Repurchase constitutes the “Offer”), Blackstone Real Estate Income Fund II, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to repurchase up to 80,936 of its outstanding common shares of beneficial interest, $0.001 par value per share (“Shares”), comprised of 15 Advisor Class I Shares (“Advisor Shares”) and 80,921 Institutional Class II Shares (“Institutional Shares”), pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value per Advisor Share and the net asset value per Institutional Share, respectively, as of September 30, 2018 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on July 25, 2018 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Prospectus dated May 1, 2018, as amended and/or supplemented from time to time (“Prospectus”).

Shareholders should realize that the value of the Shares tendered in this Offer will likely change between the most recent time the net asset value for each class was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the repurchase price of such Shares) and such change could be material. The Fund determines the net asset value of its Shares as of the close of business on the last business day of each month, typically fifteen (15) business days following each month end. The most recently calculated net asset value of the Shares can be found by going to http://www.blackstone.com/the-firm/asset-management/registered-funds#c=blackstone-real-estate-income-fund, or by contacting the Fund’s administrator, State Street Bank and Trust Company (“Administrator”), at (855) 890-7725 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Shareholders should keep in mind that if they tender Shares in a tender offer with a Valuation Date that is within the 12 month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early withdrawal fee” (described further below) of 2% of the aggregate net asset value of the Shares repurchased by the Fund. If applicable, the early withdrawal fee will reduce the repurchase proceeds. For illustrative purposes, a Shareholder that acquires Shares on October 1 would not incur an early withdrawal fee for participating in a tender offer that has a valuation date of September 30 of the following year (or anytime thereafter). Blackstone Real Estate Income Advisors L.L.C., the Fund’s investment adviser (“BREIA”), may waive the early withdrawal fee in its sole discretion under certain circumstances.

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund’s Administrator or the Shareholder’s financial advisor, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 below.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Administrator:

State Street Bank and Trust Company

1 Heritage Drive

Mail Code: OHD0100

North Quincy, MA 02171

Attention: Blackstone Real Estate Income Fund II

Tel: (855) 890-7725

Fax: (617) 956-0400

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Repurchase and the related Letter of Transmittal.

•	As disclosed in the Prospectus, the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to repurchase up to 80,936 Shares, comprised of 15 Advisor Class I Shares (“Advisor Shares”) and 80,921 Institutional Class II Shares (“Institutional Shares”), at a price equal to the respective net asset value of each class of Shares (that is, the value of the total assets of each class minus its total liabilities, divided by outstanding Shares of that class) effective as of September 30, 2018 or such later date as may be determined by the Board if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 25% of the outstanding Shares of each class as of April 30, 2018. The Offer, which begins on June 26, 2018, will remain open until 11:59 p.m., Eastern Time, on July 25, 2018 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer. The Fund will review the calculation of the net asset value of each class of Shares during its audit for its fiscal year ending December 31, 2018, which the Fund expects will be completed by the end of February 2019, and the audited value will be used to determine the final amount paid for tendered Shares.

•	All Shares issued on or after November 1, 2017 that are tendered and repurchased in this Offer will be subject to a 2% “early withdrawal fee.” See Section 6.

•	The Fund is one of two “feeder funds” that invests substantially all its assets in Blackstone Real Estate Income Master Fund (the “Master Fund”), a separate closed-end, non-diversified management investment company with the same investment objective as the Fund. All portfolio investments for the Fund are made at the Master Fund level. This structure is referred to as a “master-feeder” structure. The Master Fund will make a tender offer to the Fund to repurchase interests in the Master Fund following the expiration of the Offer.

•	Shareholders may tender all or a portion of their Shares.

•	If you tender Shares and the Fund repurchases those Shares, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferable promissory note (to be held for you by the Administrator) entitling you to the payment(s) described below.

•	an initial payment equal to 95% of the unaudited net asset value of either the Advisor Shares or Institutional Shares tendered and repurchased, determined as of the Valuation Date (the “Initial Payment”), which will be paid to the Shareholder, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, on or before the later of (a) 30 days after the Valuation Date or (b) if the Fund has requested the repurchase of all or a portion of its investment in the Master Fund in order to fund the repurchase of Shares, ten business days after the Fund has received at least 95% of the aggregate repurchase amount from the Master Fund; and

•	a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the net asset value of the Advisor Shares or Institutional Shares tendered and repurchased by the Fund as of the Valuation Date over (b) the Initial Payment, such Contingent Payment to be payable promptly after completion of the Fund’s next annual audit.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the Initial Payment and the Contingent Payment by the amount of the fee.

•	If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $25,000 as of the Valuation Date. The Fund reserves the right to repurchase fewer than the number of Shares you tender if the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•	If you are a participant in the Fund’s dividend reinvestment plan (“DRIP”), elect to tender your Shares in full and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Valuation Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled dividend payment date.

•	If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from contemporaneous subscriptions in the Fund); borrowings, if necessary, and/or withdrawals of capital from the Master Fund. The Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities.

•	Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). BREIA expects that it will recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares of both classes four times each year, effective March 31, June 30, September 30 and December 31, but the Fund is not required to make any such offer.

•	Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. You have the right to change your mind and withdraw your tendered Shares any time until the earlier to occur of the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after August 21, 2018. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Repurchase, and return it as instructed in the Letter of Transmittal either (i) to the Administrator by (a) mail at 1 Heritage Drive, Mail Code: OHD0100, North Quincy, MA 02171, Attention: Blackstone Real Estate Income Fund II or (b) fax to (617) 956-0400, Attention: Blackstone Real Estate Income Fund II; or (ii) to your financial advisor, as directed. If you choose to fax the Letter of Transmittal, please mail the original promptly after you fax it. Your properly completed mailed or faxed Letter of Transmittal must be received prior to the Expiration Date. If you have submitted tender offer documents and did not receive a confirmation within 15 business days following the expiration of the tender period, please confirm receipt of your Letter of Transmittal with the Administrator by calling (855) 890-7725, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). It is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal. All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•	The value of your Shares will likely change between the most recent time the net asset value for each class was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating your repurchase price). If you would like to obtain the net asset value of your Shares, which the Administrator calculates monthly, you may contact the Administrator by calling (855) 890-7725, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this Offer at any time on or before the Expiration Date. Tender offer result estimates may be posted to the Fund’s website prior to the Expiration Date.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Fund, the Board has determined, after consideration of various matters that the Offer is in the best interests of Shareholders to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to repurchase Shares four times each year, but the Fund is not required to make any such offer.

The repurchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions of Shares are made by new and existing Shareholders from time to time, although there can be no assurances that such new or additional subscriptions will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2. Offer to Repurchase and Price. The Fund will repurchase, upon the terms and subject to the conditions of the Offer, up to 80,936 outstanding Shares, comprised of 15 Advisor Shares and 80,921 Institutional Shares, that are properly tendered by, and not withdrawn (in accordance with Section 5 below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The repurchase price of a Share tendered will be each respective class’s net asset value on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on April 30, 2018, there were approximately 323,746 Shares, comprised of 61 Advisor Shares and 323,686 Institutional Shares, issued and outstanding, with an estimated net asset value per Advisor Share of $1,010.51 and net asset value per Institutional Share of $1,021.78, respectively. Shareholders may obtain the net asset value information, which is calculated monthly, until the Expiration Date of the Offer by contacting the Administrator at (855) 890-7725, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time), or by visiting the Fund’s website at http://www.blackstone.com/the-firm/asset-management/registered-funds#c=blackstone-real-estate-income-fund. The value of the Shares tendered by Shareholders likely will change between the most recent time net asset value of each class was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $25,000 as of the Valuation Date. The Fund reserves the right to repurchase fewer than the number of Shares you tender if the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If fewer than 15 Advisor Shares or 80,921 Institutional Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, repurchase all of the respective Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than 15 Advisor Shares or 80,921 Institutional Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Advisor Shares and/or Institutional Shares permitted to be accepted pursuant to Rules 13e-4(f)(1) and 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the number of Advisor Shares or Institutional Shares that the Fund is offering to repurchase to a number it believes sufficient to accommodate the excess Advisor Shares or Institutional Shares tendered as well as any Advisor Shares or Institutional Shares tendered during the extended Offer; or (c) accept Advisor Shares or Institutional Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Advisor Shares or Institutional Shares. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

With respect to Shareholders that are required to submit their Letter of Transmittal to the Administrator, submissions may be made either by (i) mail at 1 Heritage Drive, Mail Code: OHD0100, North Quincy, MA 02171, Attention: Blackstone Real Estate Income Fund II or (ii) fax to (617) 956-0400 Attention: Blackstone Real Estate Income Fund II. The Fund recommends that all documents be submitted by certified mail, return receipt requested, or by fax. A Shareholder choosing to fax a Letter of Transmittal must also mail the original completed and executed Letter of Transmittal promptly thereafter.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, BREIA, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Fund has not accepted such tendered Shares, on or after August 21, 2018. A form to use to give notice of withdrawal is enclosed with the Offer to Repurchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Repurchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered as, if and when it gives written notice to the tendering Shareholder of its election to repurchase such Shares.

If you tender Shares and the Fund repurchases those shares, the Fund will effect payment for those Shares by issuing a non-interest-bearing, non-transferrable promissory note (to be held for you by the Administrator) entitling you to the payment(s) described below.

•	an initial payment equal to 95% of the unaudited net asset value of either the Advisor Shares or Institutional Shares tendered and repurchased, determined as of the Valuation Date (the “Initial Payment”), which will be paid to the Shareholder, unless the existence of changes in tax or other laws or regulations or unusual market conditions result in a delay, on or before the later of (a) 30 days after the Valuation Date or (b) if the Fund has requested the repurchase of all or a portion of its investment in the Master Fund in order to fund the repurchase of Shares, ten business days after the Fund has received at least 95% of the aggregate repurchase amount from the Master Fund; and

•	a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the net asset value of either the Advisor Shares or Institutional Shares tendered and repurchased by the Fund as of the Valuation Date over (b) the Initial Payment; such Contingent Payment to be payable promptly after completion of the Fund’s next annual audit.

•	If applicable, the 2% early withdrawal fee will reduce the repurchase proceeds by reducing the Initial Payment and the Contingent Payment by the amount of the fee.

Although the amounts required to be paid by the Fund will generally be paid in cash, the Fund may under certain limited circumstances pay all or a portion of the amounts due by an in-kind distribution of securities. The promissory note may be prepaid, without premium, penalty or notice, at any time or from time to time.

Each Shareholder whose Shares (or portion thereof) have been accepted for repurchase will continue to be a Shareholder of the Fund until the Valuation Date (and thereafter if not all of its Shares are repurchased) and may exercise his or her voting rights with respect to the repurchased Shares (or portion thereof) until the Valuation Date.

As described in the Prospectus, the amount a Shareholder is entitled to be paid for Shares tendered to the Fund with a tender valuation date within 12 months of the original issue date will be reduced by 2% of the aggregate net asset value of the Shares repurchased by the Fund; this reduction is referred to herein as an “early withdrawal fee.” If applicable, payment of the early withdrawal fee will be made by reducing the repurchase proceeds. The early withdrawal fee will be retained by the Fund for the benefit of remaining Shareholders. Shares repurchased will be treated as having been repurchased on a “first in—first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares repurchased by such Shareholder. BREIA may waive the early withdrawal fee in its sole discretion under certain circumstances.

Other than the early withdrawal fee, the Fund does not presently intend to impose any charges (other than direct costs and expenses, such as wiring fees) on the repurchase of Shares.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $25,000 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained.

The Fund expects that the repurchase price for Shares acquired pursuant to the Offer to Repurchase will be derived from: (1) cash on hand; and/or (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund. The Fund may also use borrowings to repurchase Shares, if necessary. Payments for repurchased Shares may require the Master Fund to liquidate portfolio holdings earlier than BREIA otherwise would liquidate such holdings, potentially resulting in losses, reduced tax efficiency and may increase the Fund’s portfolio turnover. BREIA intends to take measures to attempt to avoid or reduce such potential losses and turnover.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after September 30, 2018 and in that case, for purposes of determining the repurchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to repurchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw Shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to repurchase Shares tendered pursuant to the Offer; (b) there is, in the Trustees’ judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were repurchased; or (c) the Independent Trustees of the Fund determine that it is not in the best interest of the Fund to repurchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 345 Park Avenue, New York, New York 10154 and the telephone number is (212) 583-5000. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Prospectus.

The Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept repurchases for Shares from time to time pursuant to the Fund’s ongoing public offering of Shares, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, to change any material term of the investment advisory arrangements with BREIA; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the repurchase price for Shares acquired pursuant to this Offer to Repurchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Prospectus or other actions that may impede the acquisition of control of the Fund by any person.

Based on the number of Shares outstanding as of April 30, 2018, the following persons (the named individuals being the Trustees) own the number of Shares indicated in the below table:

Advisor Shares

Person	Shares	Percentage of the Fund’s Outstanding Advisor Shares
BREIA	60.64	100.00%
Michael B. Nash	0	0%
Benedict Aitkenhead	0	0%
Edward H. D’Alelio	0	0%
Michael Holland	0	0%
Thomas W. Jasper	0	0%

Institutional Shares

Person	Shares	Percentage of the Fund’s Outstanding Institutional Shares
BREIA	15,208.25	4.70%
Michael B. Nash	0	0%
Benedict Aitkenhead	0	0%
Edward H. D’Alelio	0	0%
Michael Holland	0	0%
Thomas W. Jasper	60.28	0.02%

None of the persons listed above intends to tender any of its or his Shares in the Offer.

9. Full Tender by DRIP Participants. If you are a participant in the DRIP, elect to tender your Shares in full and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Valuation Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled dividend payment date.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date the Offer begins, including the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. The following discussion does not contain a detailed description of all the federal income tax consequences that might apply to Shareholders based on their particular circumstances, including if a Shareholder is subject to special tax treatment. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) an individual citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of the source of such income, and (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust. The term “Non-U.S. Shareholder” refers to a Shareholder who is not a U.S. Shareholder.

U.S. Shareholders. A U.S. Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders all of its Shares (i.e., reduces its percentage ownership of the Fund to 0%) or meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer, or (b) the tender otherwise results in a “meaningful reduction” of a Shareholder’s ownership percentage interest in the Fund, which determination depends on a Shareholder’s particular facts and circumstances. For these purposes, a shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. Such gain or loss will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A Shareholder’s holding period in Shares repurchased pursuant to the Offer will terminate as of the Valuation Date. A tendering U.S. Shareholder’s gain or loss will generally be capital gain or loss if the Shares sold are held by the Shareholder at the time of sale as capital assets and will be treated as long-term if the Shares have been held for more than one year or as short-term if the Shares have been held for one year or less. To the extent that a portion of any such gain is treated as interest, that portion will be taxed to the Shareholder as ordinary income. It is expected that, if a Shareholder is treated as having sold Shares pursuant to the Offer and realizes a gain upon such sale, and if one or more payments are received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, unless the Shareholder elects otherwise, the gain will be accounted for under the installment sale rules for U.S. federal income tax purposes and the Shareholder will generally recognize any such gain as and when proceeds are received, likely allocating tax basis according to the presumed percentage of the total payment received in each installment; by contrast, a Shareholder will recognize any loss on the sale only upon receipt of the Contingent Payment, if any. The maximum federal income tax rate applicable to short-term capital gains recognized by a non-corporate U.S. Shareholder is currently the same as the applicable ordinary income rate. In addition, a 3.8% Medicare contribution tax is imposed on the “net investment income,” which generally includes long- and short-term capital gains, of individuals, estates and trusts whose income exceeds certain threshold amounts.

In the event that a tendering Shareholder’s ownership of the Fund is not reduced to the extent required under the tests described above, such Shareholder would be deemed to receive a distribution from the Fund with respect to the Shares held (or deemed held under Section 318 of the Code) by the Shareholder after the tender. This distribution, which would equal the price paid by the Fund to such Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution and if this distribution exceeds such earnings and profits, would be treated as a non-taxable return of capital which reduces the Shareholder’s basis in its Shares, and thereafter as capital gain. In addition, the adjusted basis of any Shares held (or deemed held under Section 318 of the Code) by such Shareholder after the tender would be increased by the Shareholder’s adjusted tax basis in the Shares sold in the tender. Provided that no tendering Shareholder is treated as receiving a dividend as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a dividend as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the tender, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in the amount of the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury Regulations.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the U.S. Shareholder acquires other shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are repurchased pursuant to the Offer and, in that event, the basis and holding period of the shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of a Share held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Share. A Shareholder’s ability to utilize capital losses may be limited under the Code.

The Fund will generally be required to back-up withhold 28% of the gross proceeds paid to a U.S. Shareholder or other payee pursuant to the Offer unless the U.S. Shareholder has completed and submitted to the Fund an IRS Form W-9 providing the U.S. Shareholder’s employer identification number or social security number, as applicable, and certifying under penalties of perjury that: (a) such number is correct; (b) either (i) the U.S. Shareholder is exempt from backup withholding, (ii) the U.S. Shareholder has not been notified by the IRS that the U.S. Shareholder is subject to backup withholding as a result of an under-reporting of interest or dividends, or (iii) the IRS has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding; or (c) an exception applies under applicable law. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Non-U.S. Shareholders. The U.S. federal income taxation of a Non-U.S. Shareholder (as defined above) on a sale of Shares pursuant to the Offer depends on the tax characterization of the transaction as either a sale of the Shares or a distribution by the Fund, determined in the same manner as discussed above for U.S. Shareholders. Generally, provided the sale of Shares pursuant to the Offer is not effectively connected with a trade or business carried on in the U.S. by such Non-U.S. Shareholder, any gain realized by a Non-U.S. Shareholder upon the tender of Shares pursuant to the Offer that is respected as a sale or exchange for federal income tax purposes will not be subject to U.S. federal income tax or to any U.S. tax withholding. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, absent a statutory exemption, the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax at the rate of 30% (or such lower rate as may be applicable under a tax treaty). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the U.S. by the Non-U.S. Shareholder, such gain or dividend will be treated and taxed in the same manner as if the Non U.S. Shareholder were a U.S. Shareholder. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a 30% (or such lower rate as may be applicable under a tax treaty) branch profits tax on effectively connected income. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

Non-U.S. Shareholders should provide the Fund with a completed applicable IRS Form W-8 in order to avoid backup withholding on the distributions they receive from the Fund regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS. In addition, if a Non-U.S. Shareholder (other than an individual) is treated as receiving a dividend from the Fund (as discussed above), such dividend may be subject to a 30% withholding tax under Sections 1471-1474 of the Code (commonly referred to as “FATCA”), unless such Non-U.S. Shareholder establishes an exemption from such withholding tax under FATCA, typically on IRS Form W-8BEN-E.

Other Tax Consequences. The Fund’s repurchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, stockholders who remain stockholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Any sales of securities by the Master Fund to raise cash to meet repurchase requests could result in increased taxable distributions to Shareholders.

Pursuant to Treasury Regulations directed at tax shelter activity, taxpayers are required to disclose to the IRS certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting the Administrator at (855) 890-7725 or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549. For information about the operation of the Public Reference Room, call (202) 551-8090.

Financial Statements

The audited annual financial statement of the Fund dated December 31, 2017 and the schedule of investments of the Fund dated December 31, 2017, both filed with the SEC on EDGAR on Form N-CSR on March 6, 2018, are incorporated herein by reference.